C21 Investments Receives Regulatory Approval
For Transfer of Silver State Nevada Licenses

VANCOUVER, January 10, 2019 – C21 Investments Inc. (CSE: CXXI) today announced that it has received approval from the Nevada Department of Taxation for the transfer of the licenses of Silver State Relief and Silver State Cultivation. Together these businesses are an established and profitable, vertically integrated cannabis cultivation, processing and retailing operation with trailing 12-month revenue of US$24.5 million. The formal closing and transfer procedures are scheduled to be completed on Tuesday, January 15.

“Completion next week will represent C21’s largest acquisition and is aligned with our long-term growth objectives,” Robert Cheney, President and CEO, C21 Investments. “The Silver State businesses will immediately contribute solid revenue and earnings and we anticipate two more announced acquisitions to close before the end of the month.”

C21 Investments is acquiring the operations of the 155,000 square-foot fully licensed cultivation and processing facility and the 8,000-square foot retail dispensary, located in Sparks, Nevada. The retail dispensary is a “cannabis superstore”, with 21 points of sale that serves over 36,000 customers per month. The Sparks dispensary is one of the top three revenue producing dispensaries in Nevada for the past 36 months in a row.

C21 Investments will also acquire on closing a second 6,000 square foot dispensary located in Fernley, Nevada. The Fernley dispensary is located in an area experiencing rapid economic growth and housing/business development. Fernley is expected to go into operation in the next four weeks. The opening of the second dispensary location offers significant revenue and earnings growth potential to the existing business.

The Silver State transactions are part of a larger plan by C21 Investments to expand significantly in the cultivation, processing and wholesale and retail distribution of branded products throughout the State of Nevada.

“The Silver State operations are a very well managed business led by well-known Nevada entrepreneur Sonny Newman,” added Mr. Cheney, “and it has strong potential for significant expansion on all levels.”

“The Silver State brands and products are a strong complement to C21’s existing business,” said Sonny Newman, founder and sole owner of Silver State. “With C21Investments, we look forward to expanding our reach within Nevada and nationwide.”

A B O U T   C 2 1   I N V E S T M E N T S

C21 Investments Inc. (CSE: CXXI) is a vertically integrated cannabis company that cultivates, processes, and distributes quality cannabis and hemp-derived consumer products in the United States. The Company owns Silver State Relief in Nevada, Eco Firma Farms in Oregon, and has definitive agreements in place that are expected to close prior to the Company’s year end of January 31, 2019 to acquire Phantom Farms, Pure Green and Swell in Oregon. These brands produce and distribute a broad range of THC and CBD products from cannabis flowers, pre-rolls, cannabis oil, vaporizer cartridges and edibles. C21 Investments is also in active discussions to acquire additional operations in the USA and globally, which includes the first CBD license issued in Ukraine. These developments are expected add to the Company’s ability to compete aggressively in the rapid growth of the cannabis industry and to grow revenue and EBITDA. Based in Vancouver, Canada, additional information on C21 Investments can be found at www.sedar.com and www.cxxi.ca.

Media contact:	Investor contact:
Graeme Harris	Keturah Nathe
S2C Inc.	Director, C21 Investments
graeme@strategy2communications.com	knathe@cxxi.ca
+1 416 402-7050	+1 604 718-2800 #312

Cautionary Statement:

Certain statements contained in this news release may constitute forward-looking statements within the meaning of applicable securities legislation. Forward-looking statements are often, but not always, identified by the use of words such as "anticipate", "plan", "expect", "may", "will", "intend", "should", and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Forward looking statements in this news release include: (i) net proceeds from the Offering are intended to be used primarily to complete previously announced acquisitions in the United States, and to upgrade and expand the acquired businesses; and (ii) closing of the Offering is expected to occur on November 28, 2018, and is subject to a number of conditions, including receipt of all necessary corporate and regulatory approvals, including the Canadian Securities Exchange; (iii) the Company owns Eco Firma Farms in Oregon, and has definitive agreements in place that are expected to close prior to the Company’s year end of January 31, 2019 to acquire Silver State Relief and Silver State Cultivation in Nevada and Phantom Farms, Pure Green and Swell in Oregon, and Letters of Intent to acquire and expected to also close prior to year-end with two dispensaries in Oregon .

The forward-looking statements contained in this news release are based on certain key expectations and assumptions made by C21. Although C21 believes that the expectations and assumptions on which the forward-looking statements are based are reasonable, undue reliance should not be placed on the forward-looking statements because C21 can give no assurance that they will prove to be correct. Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. Actual results could differ materially from those currently anticipated due to a number of factors and risks. These include, but are not limited to, the failure to obtain necessary regulatory approvals or satisfy the conditions to closing the Offering, C21’s inability to complete previously announced acquisitions or, if completed, to upgrade and expand the acquired business as planned, competitive factors in the industries in which C21 operates, prevailing economic and regulatory conditions, and other factors, many of which are beyond the control of C21.

The forward-looking statements contained in this news release represent C21’s expectations as of the date hereof, and are subject to change after such date. C21 disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required under applicable securities regulations.

The CSE has not accepted responsibility for the adequacy or accuracy of this release.